January 14, 2007

BY EDGAR

US Securities and Exchange Commission
450 Fifth Street
Washington DC  20549-0405

Dear Sirs/Mesdames:

Re:	Silver Standard Resources Inc.
Form 20-F for year ended December 31, 2006
Filed March 15, 2007
File No. 0-26424

We have reviewed your letter of December 11, 2007 commenting on our Form 20-F (“our Form 20-F”) annual report filed March 15, 2007 for the fiscal year ended December 31, 2006 and respond as follows with a blacklined draft Amendment No. 1 to Form 20-F (the “Form 20-F/A1”) attached for your review.  Please note our response (a) uses the headings of your letter and (b) sets out each of your comments in full, in italics, with our response to each comment directly beneath.

OPERATING AND FINANCIAL REVIEW AND PROSPECTUS, page 73

Selected Financial Data, page 79

1.	Please revise your table of selected financial data to include information for the five most recent financial years, in accordance with Item 3.A. of Form 20-F.

Please note that we have included the selected financial data for the five most recent financial years in accordance with Item 3.A. of Form 20-F on pages 1 and 2 of our Form 20-F.  Please advise if this is sufficient.

ENGINEERING COMMENTS

General

2.
We note that your website and some press releases refer to or use the terms “measured,” “indicated,” and “inferred,” resources.  If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, accompany such disclosure with the following cautionary language:

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this website (or press release), such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-26424, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

We note your request and are in the process of revising our web site disclosure.  We will incorporate the substance of your cautionary language into our existing cautionary language, set out below, regarding the use of the terms “measured,” “indicated,” and “inferred” “resources.”

Cautionary note to U.S. investors:  The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves.  “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part of all of an inferred mineral resource exists, or is economically or legally mineable.  Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

Pirquitas Production Decision, page 74

3.
You state that you made a production decision on the Pirquitas property in October 2006, and that the engineering activities and equipment purchases have begun.  Please expand your disclosure to briefly discuss your project permitting requirements, the status of your efforts in obtaining all required permits; and the extent to which construction and engineering activities have been initiated.  Please also include a quarterly or semiannual estimate of your projected capital spending by major category, and describe the terms of any material purchase and service agreements.

We have complied with your request.  See pages 36 and 37 of Form 20-F/A1.

4.
We note your disclosures in the last paragraph on page 4, second paragraph on page 13, and first paragraph on page F-47, indicating that you are an exploration stage company, as none of your properties have progressed beyond the exploration stage.  This appears to be inconsistent with other disclosures explaining that you have commenced development on your Pirquitas property.  Please read the definitions of the exploration, development and production stages in paragraph (a)(4) of Industry Guide 7, and update your disclosures to reflect the current status of your enterprise.

We have complied with your request in respect of the disclosure on pages 4 and 13 of our Form 20-F.  See pages 4 and 13 of Form 20-F/A1.  In respect of the disclosure on page F-47, we note that pages F-38 to F-54 were inadvertently included in the Form 20-F and, accordingly, have not been included in Form 20-F/A1.

Please fax a copy of your response to the undersigned at (604) 689-3847.

If you require any further information, please contact the undersigned at (604) 484-8211.

Yours truly,

SILVER STANDARD RESOURCES INC.

Per:

      /s/ Joseph Ovsenek

Joseph Ovsenek
Senior Vice President, Corporate